Sit U.S. Government Securities Fund (SNGVX)
Sit Minnesota Tax-Free Income Fund (SMTFX)

Presentation to
Financial Planning Association of Minnesota

December 20, 2011

Presentation by

Michael C. Brilley
President and Chief Fixed Income Officer
Sit Investment Fixed Income Advisors, Inc.

Disclosure

This summary may contain the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.

The prospectus contains the investment objective, risks, and charges and expenses of the Fund, as well as other information, which should be carefully considered before investing. For a free prospectus, call 1-800-332-5580 or download the prospectus at www.sitfunds.com.

Performance information is historical and does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate, so that an investor's shares in the fund, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. Performance information current to the most recent month-end may be obtained by calling 1-800-332-5580 or by visiting www.sitfunds.com.

SIT U.S. GOVERNMENT SECURITIES FUND HISTORIC NAV VS. 12-MONTH DISTRIBUTION RATE

As of 11/30/11

Sit U.S. Gov't Securities Fund Historic NAV



NAV ($)
12.0
11.0
10.0
9.0
Dec-88
Dec-91
Dec-94
Dec-97
Dec-00
Dec-03
Dec-06
Dec-09
$11.27

Sit U.S. Gov't Securities Fund 12-Month Distribution Rate



Yield (%)
10.0
8.0
6.0
4.0
2.0
0.0
Dec-88
Dec-91
Dec-94
Dec-97
Dec-00
Dec-03
Dec-06
Dec-09
2.86%

Sit U.S. Government Securities Fund Quarterly and Annual Rates of Return
(Performance Statistics are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00*	-1.07	6.14	6.05**
1988	4.10	1.27	1.63	0.67	7.86
1989	1.45	4.72	1.27	3.21	11.04
1990	0.32	4.02	1.44	4.83	10.97
1991	2.54	1.05	4.73	4.01	12.87
1992	-0.77	3.50	2.13	0.52	5.43
1993	2.77	1.90	1.26	1.23	7.34
1994	0.19	-0.02	1.07	0.51	1.77
1995	2.85	3.26	1.98	2.95	11.50
1996	0.42	0.66	1.69	2.14	4.99
1997	0.00	3.00	3.04	1.95	8.19
1998	1.39	1.70	2.34	0.94	6.52
1999	0.00	0.04	0.85	0.47	1.37

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
2000	1.53	1.72	2.19	3.42	9.15
2001	2.63	1.59	3.17	0.91	8.56
2002	0.72	2.33	1.87	0.77	5.79
2003	0.53	0.23	0.00	0.42	1.19
2004	1.52	-0.58	1.87	0.52	3.35
2005	0.13	1.97	-0.17	0.55	2.49
2006	0.09	0.43	2.33	1.26	4.13
2007	1.67	0.12	2.43	2.55	6.92
2008	3.05	-0.17	0.99	1.19	5.13
2009	2.12	1.78	2.51	1.17	7.78
2010	1.26	1.10	1.50	0.96	4.91
2011	0.74	1.50	0.43		2.69

* Return is from 6/2/87 - 6/30/87.
** Return is from 6/2/87 - 12/31/87.

Sit Minnesota Tax-Free Income Fund Historic NAV vs. 12-Month Distribution Rate

As of 11/30/11

Sit MN Tax-Free Income Fund Historic NAV



NAV ($)
11.0
10.5
10.0
9.5
9.0
8.5
8.0
$10.17
Dec-93
Dec-95
Dec-97
Dec-99
Dec-01
Dec-03
Dec-05
Dec-07
Dec-09

Sit MN Tax-Free Income Fund 12-Month Distribution Rate



Yield (%)
6.0
5.5
5.0
4.5
4.0
4.49%
Dec-94
Dec-96
Dec-98
Dec-00
Dec-02
Dec-04
Dec-06
Dec-08
Dec-10

Morningstar Fund Comparison – 10/31/11

Fund	3 Month Return (%)	3 Month Category percentile	1 Year Return (%)	1 Year Category Percentile	5 Year Return (%)	5 Year Category Percentile	Sharpe Ratio	5 Year Std. Deviation (%)	SEC Yield (%)	Avg Eff Duration	Avg Credit Quality	Fees	Net Assets ($MM)
Sit US Government Securities	0.15	66	3.00	6	5.64	4	3.75	1.91	2.92	1.2	AAA	0.80	1464.90
Sit MN Tax-Free Income	2.42	36	4.58	4	4.34	23	1.80	5.92	4.45	5.3	BBB	0.80	305.70

Morningstar Short Government Funds – 10/31/11

Top Rated Short Government Funds	3 Month Return (%)	3 Month Category percentile	1 Year Return (%)	1 Year Category Percentile	5 Year Return (%)	5 Year Category Percentile	Sharpe Ratio	5 Year Std. Deviation (%)	SEC Yield (%)	Avg Eff Duration	Avg Credit Quality	Fees	Net Assets ($MM)
Sit US Government Securities	0.15	66	3.00	6	5.64	4	3.75	1.91	2.92	1.2	AAA	0.80	1464.9
Eaton Vance Government Obligations I	0.86	16	2.07	14	5.65	4	2.26	2.78	2.75	2.6	AAA	0.90	102.2
Madison Mosaic Government	0.96	12	1.31	30	4.63	26	1.50	2.60	1.85	2.7	AAA	0.68	33
Fidelity Institutional Short-Interm. Gov't	0.57	28	1.49	30	4.66	24	1.76	2.11	0.86	2.4	AAA	0.45	487.9

Morningstar Muni MN Funds – 10/31/11

Largest Minnesota Municipal Funds	3 Month Return (%)	3 Month Category percentile	1 Year Return (%)	1 Year Category Percentile	5 Year Return (%)	5 Year Category Percentile	Sharpe Ratio	5 Year Std. Deviation (%)	SEC Yield (%)	Avg Eff Duration	Avg Credit Quality	Fees	Net Assets ($MM)
Sit MN Tax-Free Income	2.42	36	4.58	4	4.34	23	1.80	5.92	4.45	5.3	BBB	0.80	305.7
Delaware Tax-Free MN A	1.98	69	3.50	43	4.16	33	1.72	4.93	2.88	5.4	A	1.18	537.8
Fidelity Minnesota Municipal Income	1.90	78	3.47	46	4.38	21	1.79	4.20	2.52	6.2	A	0.49	502.5
Columbia Minnesota Tax-Exempt A	2.32	41	3.41	38	4.44	14	1.65	5.81	4.02	9.2	AAA	1.04	373.7